UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16
UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 15, 2006

Commission File Number: 333-123420

New Skies Satellites B.V.

(Translation of registrant’s name into English)

Rooseveltplantsoen 4

2517KR The Hague

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report are not historical facts and are ‘‘forward-looking statements’’ within the meaning of the U.S. federal securities laws. We intend that those statements be covered by the safe harbors created under those laws. Words such as ‘‘believes,’’ ‘‘expects,’’ ‘‘estimates,’’ ‘‘may,’’ ‘‘intends,’’ ‘‘will,’’ ‘‘should’’ or ‘‘anticipates’’ and similar expressions or their negatives identify forward-looking statements.

Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements), our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, and other statements contained in this report regarding matters that are not historical facts, involve predictions. Statements of that sort involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by any statements of that sort. These risks and uncertainties include, among other things:

•                  the level and type of demand for our services and for the products and services provided by our customers to third parties, including the extent to which changes in demand and our competitive position as well as the creditworthiness of our customers may result in changes to our contractual backlog for future services and in pricing pressure and overcapacity in the markets in which we compete;

•                  problems with respect to the construction, launch or in-orbit performance of our existing and future satellites, including possible future losses on satellites that are not fully covered by insurance, or with the performance of our ground-based facilities, including with the performance of our Satellite Operations Center;

•                  our ability to attract sufficient funding to meet our future capital and debt-repayment requirements;

•                  competition and our competitiveness vis-à-vis other providers of satellite and ground-based services;

•                  the pace and effects of industry consolidation;

•                  the continued availability of insurance on commercially reasonable terms, and the effects of any insurance exclusions;

•                  changing technology;

•                  changes in our business strategy or development plans;

•                  our ability to attract and retain qualified personnel;

•                  worldwide economic, geopolitical and business conditions and risks associated with doing business on a global basis;

•                  control by SES Global affiliates; and

•                  legal, regulatory, and tax developments, including changes in domestic and international governmental regulation.

We caution you that the foregoing list of important factors is not exclusive. These risks and uncertainties could cause actual results to vary materially from future results indicated, expressed or implied in any forward-looking statements. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this report may not in fact occur. We undertake no obligation to update or revise publicly any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Management’s Discussion and Analysis of Financial Condition anD Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. Actual results could differ materially from those discussed below. This discussion contains forward-looking statements. Please see “Special Note Regarding Forward- Looking Statements” for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.

References made to the “Company,” “New Skies,” “we” or “our” shall mean New Skies Satellites N.V. and its subsidiaries for the period up to and including November 1, 2004, and New Skies Satellites B.V. and its subsidiaries thereafter.

Management Overview

We are a global satellite communications company that owns and operates five in-orbit satellites and has one additional satellite under construction. We provide satellite-based transponder capacity for the transmission of data services, video services, Internet-related services and voice services. We also offer ground-based services in conjunction with our satellite capacity in order to provide our customers with end-to-end communications services for certain applications.

Overall, the business climate for the quarter ended March 31, 2006, while continuing to improve somewhat, on balance remained challenging. Although new business and renewal pricing increased over 2005 levels, overall pricing remained at approximately $1.2 million per annum per 36 MHz-equivalent transponder. Consequently, the growth in our fill rate from 60% at March 31, 2005 to 64% at March 31, 2006 was the primary reason for the 5% revenue growth over this period.

Our Formation, Holdings’ IPO, and Subsequent Transactions

On November 2, 2004, New Skies Investments S.a.r.l., through its wholly owned subsidiaries, New Skies Holding B.V. and ourselves, completed the acquisition of New Skies Satellites N.V. (the “Acquisition”). In connection with the Acquisition, the investment funds affiliated with the Blackstone Group contributed $153.0 million in preferred equity certificates, $8.5 million in the form of convertible preferred equity certificates and $1.5 million of equity to New Skies Investments S.a.r.l. New Skies Investments S.a.r.l. subsequently loaned $153.0 million and contributed $10.0 million of equity to New Skies Holding B.V. New Skies Holding B.V. then loaned $153.0 million and contributed $10.0 million of equity to us. In addition, we entered into senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility, issued $160.0 million aggregate principal amount of senior floating rate notes due 2011, and issued $125.0 million aggregate principal amount of 9⅛% senior subordinated notes due 2012, to fund the Acquisition. At the closing of the Acquisition, the investment funds affiliated with the Blackstone Group (along with management) directly and indirectly owned 100% of New Skies Investments S.a.r.l., New Skies Holding B.V. and us.

Prior to the Acquisition, we had not commenced operations. Accordingly, the results for any period ending prior to November 2, 2004 represent the results of New Skies Satellites N.V. and its subsidiaries (the “Predecessor”).

We were formed on September 7, 2004 under the laws of the Netherlands. In May 2005, immediately prior to the Initial Public Offering (the “NSS IPO”) of New Skies Satellites Holdings Ltd. (“Holdings”), the group performed an internal Restructuring pursuant to which pre-existing shareholders contributed 100 percent of the equity, preferred equity certificates and convertible preferred equity certificates of New Skies Investments S.a.r.l. to Holdings. As a result of the Restructuring, the existing shareholders of New Skies Investments S.a.r.l. became direct owners of Holdings and New Skies Investments S.a.r.l., New Skies Holding B.V. and we became indirect wholly-owned subsidiaries of Holdings.

On May 13, 2005, Holdings completed the NSS IPO of approximately 37% of the shares of its common stock.

On November 8, 2005, we sold one of our wholly-owned subsidiaries, New Skies Networks Pty Limited, to Multiemedia Ltd. for cash consideration of $10.0 million. Concurrent with the sale, we also entered into certain agreements to ensure that the services previously provided to, and received from, New Skies Networks Pty Limited continue to be received and from which we will generate continued cash flows.

On December 14, 2005, SES Global and Holdings announced that they had entered into a binding agreement pursuant to which SES Global would acquire 100% of Holdings by way of a merger under Bermuda law (an amalgamation) for $22.52 per share in cash, and on March 30, 2006, the transaction was completed.

Revenues

We earn revenues by providing transponder capacity, or a combination of transponder capacity and terrestrial facilities and services, to customers around the globe to allow them to transmit and receive signals using our satellites.

We provide transponder capacity on both a fixed term and occasional use basis. For the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, we derived our revenues from the following geographic regions (based on the billing addresses of our customers):

	Year Ended December 31,			Three Months Ended March 31,
Region	2003	2004	2005	2005	2006
North America	36%	35%	41%	40%	43%
Europe	22	21	20	20	22
India, Middle East and Africa	21	22	20	19	19
Latin America	13	13	10	12	10
Asia Pacific	8	9	9	9	6
Total	100%	100%	100%	100%	100%

Generally, the region within which a customer purchases services provides a reasonable indication of the location where the services are used. However, some of our customers may purchase capacity to provide services outside of their home region and, as a result, this distribution may not reflect actual traffic flow on our satellites. Based on our analysis of market trends, we believe that we will continue to experience geographic diversity of our revenues going forward.

The table below presents our estimate, based on information provided by our customers typically at the commencement of their respective services, of the percentage of our revenues for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, that were attributable to each of the four broad categories of content for which our customers used our services: data transmissions for government and corporate communications networks and international carriers; video transmissions for broadcasting, cable, and other entertainment media; the transmission of Internet content for Internet service providers and others; and voice trunking services for telephone and other similar types of companies.

	Year Ended December 31,			Three Months Ended March 31,
Services	2003	2004	2005	2005	2006
Data services	43%	42%	51%	50%	52%
Video services	37	35	30	34	28
IP services	20	18	14	11	15
Voice trunking services (1)	N/A	5	5	5	5
Total	100%	100%	100%	100%	100%

(1)  For 2003, voice trunking services are not reported separately and are included with data services.

As the table above shows, our revenues continue to be generated from these four broad categories. Data services continue to represent our largest source of revenues, followed by video services. Internet access services and other Internet-related services and voice trunking services accounted for the remainder of our revenues.

Over the past several years, data services have contributed a significant and growing portion of our revenues, increasing from 42% of total revenues in 2004 to 51% in 2005 and 52% for the three months ended March 31, 2006. Based upon input provided by our customers and market information, we believe this increase reflects, in large part, growing demand for commercial data services by governmental entities. Information from customers’ traffic patterns and market data indicate that this continued to be true during 2005, and was in part—but not exclusively—a result of additional services provided to Intelsat on our NSS-5 satellite following the failure of their IS-804 satellite in the first quarter of 2005. Based on an analysis of information provided by our customers, typically at the commencement of their respective services, we estimate that during the year ended December 31, 2005, and three months ended March 31, 2006, we derived approximately one-third of our revenues from services to customers where the ultimate end user was a governmental entity.

Demand from government users and from new providers of data services has helped to counter-balance the general trend toward the use of fiber optic networks for certain services, such as point-to-point data services. In 2005, we saw continued growth in demand for our data services overall.

Our video business remained stable overall in terms of revenues and continued to expand during 2005 especially in the Asia-Pacific region, based on the number of video channels transmitted on our satellites. Overall, the number of video channels transmitted on our satellites increased by approximately 11% during 2005, from 419 on December 31, 2004 to 466 on December 31, 2005, although it declined to 450 channels at March 31, 2006 due to the termination of two African DTH service platforms formerly carried on our satellites. In the Asia-Pacific region, the number of video channels transmitted on our satellites increased by approximately 29%, from 130 on December 31, 2004 to 168 on December 31, 2005. We believe that all of the video channels carried on our satellites on March 31, 2006 were digital, which means that we do not face the risk of declining transponder demand from our current customers due to the industry-wide transition from analog signals (which take more satellite capacity to transmit television channels) to digital signals (which take less satellite capacity to transmit television channels).

Results of Operations

The table below shows, for the periods indicated, certain items in the consolidated statements of operations, as a percentage of revenues.

Statement of Operations Data as a Percentage of Revenues

	Predecessor		Successor
	Year Ended December 31,	Period January 1, 2004 to November 1,	Period November 2, 2004 to December 31,	Year Ended December 31,	Three Months Ended March 31,
	2003	2004	2004	2005	2005	2006
Revenues	100%	100%	100%	100%	100%	100%
Operating expenses:
Cost of operations	25	26	31	18	19	16
Selling, general and administrative	20	21	50	24	25	19
Transaction related expenses	—	15	—	—	—	—
Monitoring agreement fees	—	—	1	3	—	—
Depreciation and amortization	46	49	45	40	40	39
Equity based payments associated with the change in control	—	—	—	—	—	24
Total operating expenses	91	111	127	85	84	98
Gain arising on frequency coordination	—	18	—	8	17	—
Gain arising on sale of subsidiary	—	—	—	3	—	—
Operating income (loss)	9	7	(27)	26	33	2
Interest expense, net	1	1	28	33	33	26
Amortization of debt issuance costs arising from mandatory repayment of term loan upon change-in-control	—	—	—	—	—	12
Income tax expense (benefit)	3	2	(16)	(3)	—	(10)
Net income (loss)	5	4	(39)	(4)	—	(26)

Three Months Ended March 31, 2006 compared to the Three Months Ended March 31, 2005

Revenues. Our revenues for the three month period ended March 31, 2006 were $60.9 million, an increase of $2.7 million, or 5%, as compared to $58.2 million for the same period in 2005. Our revenue growth was primarily due to an increase in the overall satellite fleet fill rate to 64% as of March 31, 2006 compared to 60% as of March 31, 2005. This growth in fill rate was principally driven by continued growth in government services, particularly in the North America region. This growth was offset by a $2.0 million revenue decline relating to the sale of New Skies Networks Pty Limited in November 2005.

Our average rate for new agreements, including renewals, entered into during the three month period ended March 31, 2006 was $1.4 million per annum per 36 MHz-equivalent transponder, in line with the previous year.

Cost of operations. Our cost of operations for the three month period ended March 31, 2006 decreased by $1.4 million, or 11%, to $9.7 million from $11.1 million for the same period in 2005. The decrease in our cost of operations primarily resulted from reductions in third party teleport costs of $1.4 million as a result of the sale of our subsidiary, New Skies Networks Pty Limited, as mentioned above.

Selling, general and administrative. For the three months ended March 31, 2006, our selling, general and administrative expenses decreased $3.0 million, or 21%, to $11.3 million from $14.3 million in the same period in 2005. The decrease primarily resulted from the lower stock-based compensation expense of $1.5 million for the three month period ended March 31, 2006, compared to $3.2 million in the same period in 2005 and from overall staff reductions also primarily as a consequence of the sale of New Skies Networks Pty Limited.

Depreciation and amortization. Depreciation and amortization expense remained in line at $23.5 million for both the three month period ended March 31, 2006 and 2005.

Equity-based payments associated with the change-in-control. As a result of the completion of the amalgamation transaction agreement with affiliates of SES Global, and resulting change-in-control, all share options outstanding under Holding’s stock option plan became fully vested. The remaining stock-based compensation associated with these awards totaling $15.0 million was expensed in full during the three month period ended March 31, 2006.

Interest expense, net. Interest expense, net was $16.0 million for the three month period ended March 31, 2006 compared to $19.1 million in the same period in 2005. The net decrease was primarily due to the lower level of overall outstanding debt during the three month period ended March 31, 2006.

Amortization of debt issuance costs arising from mandatory repayment of term loan upon change-in-control. As a result of the mandatory repayment of $156.3 million of the term loan facility, $7.4 million of previously unamortized debt issuance costs associated with this term facility were expensed in full during the three month period ended March 31, 2006.

Income tax benefit. Our income tax benefit for the three month period ended March 31, 2006 was $6.2 million compared with a tax expense of $0.1 million for the three month period ended March 31, 2005.

Backlog

At March 31, 2006, we had a contractual backlog for future services of $476 million, with $144 million of payments scheduled to fall due during 2006, $107 million for 2007, $67 million for 2008, $46 million for 2009, $39 million for 2010 and $73 million for 2011 and thereafter.

Liquidity and Capital Resources

Prior to the Acquisition, our principal sources of liquidity were cash flow provided by operating activities and amounts available under the unsecured revolving credit facility.

In connection with the Acquisition, we entered into senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility, and issued $160.0 million aggregate principal amount of senior floating rate notes and $125.0 million aggregate principal amount of senior subordinated fixed rate notes. In addition, the investment funds affiliated with the Blackstone Group contributed to New Skies Investments S.a.r.l. aggregate proceeds of $153.0 million in the form of 4,371,428 preferred equity certificates and $8.5 million in the form of 242,857 convertible preferred equity certificates.

In February 2005, we entered into an amended agreement for NSS-8, which (among other things) amended the satellite’s contractual delivery deadline and payment terms. Under the terms of the amended agreement, the manufacturer refunded to us all construction payments that had been made to date, including $30.0 million that is being held in escrow and will be applied to the purchase price of the satellite. The entire purchase price of NSS-8 will be paid as satellite performance incentives, subject to satisfactory performance of the satellite during its contractual design life, and we have provided (and will continue to provide) commercially reasonable security to the manufacturer with respect to unpaid incentives.

Also in February 2005, New Skies Investments S.a.r.l. issued and indirectly sold 125,608 preferred equity certificates and 6,972 convertible preferred equity certificates to New Skies (Cayman) Ltd., which is owned by the six members of our executive management committee, for $4.6 million.

During 2005, using the proceeds of the NSS-8 satellite construction payment refund and cash-on-hand, we repaid $88.8 million of borrowings under the term loan facility and we made a $88.5 million distribution to our parent and sole shareholder, New Skies Holding B.V., resulting in a corresponding reduction in amounts owed under shareholder notes outstanding.

In addition, Holdings provided us with $137.3 million from the proceeds of the NSS IPO which, together with cash-on-hand, we used to fund the prepayment of $142.6 million of outstanding borrowings under our term loan facility, and to fund the payment of a termination fee of $6.1 million to Blackstone Management Partners IV L.L.C. in connection with the termination of a transaction and monitoring fee agreement that we had entered into at the time of the Acquisition.

Also during 2005, we used cash-on-hand to fund the prepayment of a further $75.0 million of borrowings under our term loan facility.

In July 2005, we concluded exchange offers pursuant to which we exchanged all previously outstanding senior floating rate notes for senior floating rate notes that had been registered under the Securities Act of 1933 and exchanged all previously outstanding senior subordinated notes for senior subordinated notes that had been registered under the Securities Act of 1933. We conducted the exchange offers in order to satisfy certain of our obligations under the registration rights agreements entered into in connection with the placement of the outstanding notes. The terms of the exchange notes that were issued in the exchange offers are substantially identical to the terms of the previously outstanding notes, except that the exchange notes are freely tradeable. We did not receive any cash proceeds from the issuance of the exchange notes in the exchange offers.

In March 2006, the Company was indirectly acquired by SES Global, resulting in the mandatory repayment of all outstanding amounts under our term facility at that time. This repayment was funded through proceeds of an inter-company loan received from SES Global and affiliates.

As of March 31, 2006, we had $285.0 million outstanding in aggregate senior indebtedness, comprised of $160.0 million outstanding under our senior floating rate notes and $125.0 million outstanding under our senior subordinated fixed rate notes.

During 2006, we anticipate that our liquidity requirements will result primarily from our debt service requirements as well as the need to fund working capital requirements. Other than payments relating to the  NSS-8 satellite, which is currently under construction, we do not anticipate that we will need to make significant additional capital investments until approximately 2010, when we will need to begin procuring replacement satellites, unless we suffer a satellite failure or an NSS-8 launch failure, which could require us to begin making these capital expenditures earlier. We anticipate that our total 2006 capital expenditures will be between $5.0 and $10.0 million.

Based upon our current level of operations, we believe that our cash from operating activities will be adequate to meet our anticipated requirements for the foreseeable future. As our business generally is not seasonal, we have had little need for short-term borrowings to finance normal operations.

If we do not generate sufficient cash flow provided by operating activities to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments, including the indentures governing the notes, may restrict us from adopting some of these alternatives. Furthermore, SES Global and affiliates do not have any obligation to provide us with debt or equity financing in the future. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial position, results of operations and cash flows, as well as on our ability to satisfy our obligations in respect of the notes and the senior secured credit facilities.

Covenant Compliance

Our indentures require us to maintain certain financial covenants and also subject us to certain restrictive covenants. As of March 31, 2006, we were in compliance with all of such covenants.

Sources and Uses of Cash

	Predecessor		Successor
	Year Ended December 31,	Period January 1, 2004 to November 1,	Period November 2, 2004 to December 31,	Year Ended December 31,	Three Months Ended March 31,
(in millions of U.S. Dollars)	2003	2004	2004	2005	2005	2006
Net cash provided by operating activities	$109.8	$111.2	$30.0	$125.2	$37.6	$16.3
Net cash provided by (used in) investing activities	(43.5)	(7.7)	(866.1)	140.3	135.5	(1.4)
Net cash provided by (used in) financing activities	(51.9)	(6.4)	873.7	(287.7)	(179.0)	(9.2)

Net cash provided by operating activities for the three months ended March 31, 2006 totalled $16.3 million compared to $37.6 million for the same period in 2005. We had cash and cash equivalents of approximately $21.5 million as of March 31, 2006, and net trade receivables of $29.9 million, of which $21.4 million, or approximately 72%, were current or less than 30 days overdue.

Net cash used in investing activities during the three months ended March 31, 2006 of $1.4 million was funded using cash flow from operating activities. If we exclude the $168.0 million of satellite procurement milestone payments refunded to us in the first quarter of 2005, of which $30.0 million of cash was placed in escrow as part of the amended NSS-8 agreement, net cash used in investing activities for the three month period ended March 31, 2005would have totalled $2.5 million.

Net cash provided by (used in) financing activities included $88.8 million of repayments made against the senior long-term debt and a $88.5 million distribution to shareholders during the three month period ended March 31, 2005. For the three month period ended March 31, 2006, this included a $153.6 million repayment of the term loan facility that was funded by a shareholder loan from SES Global and affiliates of $160.7 million.

Contractual Obligations

The following table summarizes our contractual obligations, including related estimated interest payments based on actual applicable rates for fixed rate obligations and forward interest rates for the relevant period for variable rate obligations, and commercial commitments as of March 31, 2006:

	Payments due by period
(in millions of U.S. Dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5
Long-term debt:
Senior floating rate notes(1)	$248.4	$11.8	$31.5	$31.8	$173.3
Senior subordinated notes(1)	200.1	8.6	22.8	22.8	145.9
Shareholder loans(1)	656.3	169.1	—	—	487.2
Operating leases	2.3	0.4	1.5	0.4	—
Unconditional purchase obligations(2)	18.2	8.3	5.4	1.8	2.7
Conditional payment obligations(3)	42.6	6.6	11.9	9.8	14.3
Contingent conditional payment obligations(4)	383.9	40.8	20.5	27.8	294.8
Total	$1,551.8	$245.6	$93.6	$94.4	$1,118.2

(1)             The outstanding senior floating rate notes bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 5 1/8%. At March 31, 2006, these notes accrued interest at a rate of approximately 9.6% per annum.

The outstanding senior subordinated notes bear interest at a rate of 9 1/8%.

The subordinated shareholder loans all have fixed repayment dates of December 31, 2014, except the subordinated shareholder PIK loan of $178.8 million (including interest accrued thereon at 11.5% per annum) which matures on April 1, 2014 and subordinated shareholder loans totaling $160.7 million (including interest accrued thereon at approximately 6.8% per annum) due to SES Global and affiliates that mature over various dates between September 2006 and March 2007. All other shareholder loans bear interest at 11.5% per annum on a cumulative basis.

(2)             Unconditional purchase obligations reflect agreements for the procurement of fiber, satellite capacity and teleport services.

(3)             Conditional payment obligations reflect the in-orbit performance incentives of our in-orbit satellite fleet and are paid over the lifetime of the respective satellite.

(4)             Contingent conditional payment obligations reflect the in-orbit incentives of our NSS-8 satellite, currently under construction. The payment obligation is contingently payable on the satisfactory performance of the spacecraft and is paid over its lifetime.

Market Risks

We are exposed to market risks relating to interest rate changes from time to time. We manage our exposure to interest rate risk through internally established policies and procedures. To the extent that we intend to maintain significant borrowings under floating rate notes or credit facilities, we will evaluate the appropriateness of using various hedging instruments. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading, hedging, or for speculative purposes and are not a party to any derivative contracts.

We utilize both fixed rate and variable rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our cash flows or net income. Conversely, for variable-rate debt, changes in interest rates generally do not impact the fair market value of the debt instruments but do affect our cash flows and net income.

For our fixed rate public debt, the current market price, coupon and maturity are used to determine the yield for each public debt instrument as of the end of the period. The yield is then adjusted by a factor of 10% and this revised yield is then compared to the original yield to determine the potential negative fair value change as a result of the hypothetical change in interest rates.

For our variable rate debt, the effect on cash flows and net income is calculated as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates from the rate in effect as of March 31, 2006. The current LIBOR plus applicable margin as of the end of the period is applied to the applicable principal outstanding at the end of the period to determine interest expense based on period-end rates and principal balances. This calculation is then performed after increasing the LIBOR plus applicable margin by a factor of 10%. The difference between the two period interest expenses calculated represents the reduction in cash flows as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates. This amount is then tax effected based on our effective tax rate to yield the reduction in net income as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates.

The only potential limitations of the respective models are in the assumptions utilized in the models such as the hypothetical adverse fluctuation rate and the discount rate. We believe that these models and the assumptions utilized are reasonable and sufficient to yield proper market risk disclosure.

As of March 31, 2006, long-term debt consisted of fixed-rate borrowings of $125.0 million and $160.0 million of floating rate debt. The potential effect of a hypothetical 10% adverse fluctuation in interest rates for one year on our fixed rate borrowings outstanding at March 31, 2006 would be a reduction in fair value of approximately $1.0 million. The potential effect of a hypothetical 10% adverse fluctuation in interest rates for one year on $160.0 million of floating rate debt at March 31, 2006 would be a reduction in cash flows of approximately $1.5 million and a reduction in net income of approximately $1.1 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined under SEC rules.

Stock Compensation

In conjunction with the NSS IPO, the underwriters’ decision to exercise their overallotment option and the dividend distributions that were subsequently made by Holdings through March 30, 2006, Holdings granted a total of 2,109,456 options to our employees to acquire shares of Holdings’ common stock during 2005 pursuant to the Company’s Stock Incentive Plan. The aggregate stock-based compensation associated with these awards of $29.3 million reflects the estimated fair value of the options at the date of grant less actual forfeitures. This equity-based compensation was being recognized as an operating expense over the vesting period of the options. However, due to the closing of the SES Global amalgamation transaction agreement, a change-in-control occurred and all then outstanding options became fully vested and were immediately exercised.

Stock-based compensation expense for the three month period ended March 31, 2006 under the Stock Incentive Plan was $16.7 million, of which $15.0 million was associated with the acceleration of vesting of all outstanding options upon the change-in-control. This compared to $3.5 million in the same period last year. The stock-based compensation costs noted above increased our operating expenses for the three month period ended March 31, 2006 by $13.2 million compared to the same period in 2005.

Taxation

We have yet to conclude our discussions with the Dutch tax authorities regarding the final tax obligation of our Predecessor, New Skies Satellites N.V. Such obligation was a liability assumed by us in connection with the Acquisition, and accordingly, we recorded a provision for income tax of $20.0 million at the date of Acquisition. We believe that this adequately covers the liability assumed with respect to the Predecessor’s tax liability.

Certain countries within which we operate have sought to impose withholding taxes or income taxes on payments from customers in those countries, notwithstanding the existence of tax treaties that we believe do not permit the imposition of such taxes. In particular, the Government of India has characterized payments made by Indian-based customers and certain payments made by non-resident customers in India as “royalty payments”. The Government of India has assessed taxes on these payments for the period April 1999 to March 2003 and may in the future assess taxes on these payments for subsequent periods. We have appealed the assessment in accordance with applicable procedures for handling disputed tax assessments. However, we believe it is probable that a loss has been incurred and have recorded an accrual totalling $7.7 million as of March 31, 2006, representing management’s best estimate of the amount of the withholding tax obligations that have accrued through March 31, 2006. As part of this on-going process a further hearing is scheduled for the second quarter of 2006, after which we will be better able to assess the amount of taxes, interest and any other penalties that may ultimately fall due.

Currency and Exchange Rates

All of our major capital expenditures and substantially all of our revenues and the majority of our operating expenses are denominated in U.S. dollars. Accordingly, we have adopted the U.S. dollar as our functional currency. Transactions in other currencies are translated into U.S. dollars using the rates that were in effect at the transaction date. Since all of our major inflows and outflows are denominated in U.S. dollars, we are not exposed to significant foreign currency exchange risk.

NEW SKIES SATELLITES B.V. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands of U.S. dollars)

	December 31, 2005	March 31, 2006
Assets
Current assets
Cash and cash equivalents	$15,778	$21,538
Trade receivables, net of allowance for doubtful accounts of $6,527 and $6,926 as of December 31, 2005 and March 31, 2006, respectively	29,053	29,925
Prepaid expenses and other assets	6,405	3,334
Total current assets	51,236	54,797

Communications, plant and other property, net	608,370	586,352
Intangible assets	28,213	28,151
Deferred tax assets	22,159	29,506
Debt issuance costs and other assets	17,473	9,264
Restricted cash	30,000	30,000
TOTAL ASSETS	$757,451	$738,070

Liabilities and Shareholders’ Deficiency
Current liabilities
Accounts payable and accrued liabilities	$15,628	$26,199
Accrued interest	6,594	11,134
Income taxes payable	20,146	20,115
Deferred tax liabilities	5,964	3,572
Deferred revenues and other liabilities	24,618	21,911
Satellite performance incentives	5,625	5,650
Subordinated shareholder loan	—	160,728
Total current liabilities	78,575	249,309

Deferred revenues and other liabilities	11,534	11,441
Satellite performance incentives	29,097	28,010
Term loan facility	153,560	—
Fixed and floating rate notes	285,000	285,000
Subordinated shareholder PIK loan	200,836	178,820
Other subordinated shareholder loans	—	11,728
Total liabilities	758,602	764,308

Shareholders’ deficiency
Ordinary shares	23	23
Additional paid in capital	22,378	13,164
Accumulated deficit	(23,434)	(39,314)
Accumulated other comprehensive loss	(118)	(111)
Total shareholders’ deficiency	(1,151)	(26,238)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	$757,451	$738,070

See notes to condensed consolidated financial statements.

NEW SKIES SATELLITES B.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (Unaudited)

(in thousands of U.S. dollars)

	Three Months Ended March 31
	2005	2006

Revenues	$58,236	$60,904

Operating expenses:
Depreciation and amortization	23,503	23,470
Cost of operations	11,059	9,716
Selling, general and administrative	14,272	11,329
Equity-based payments associated with the change-in-control	—	14,970
Total Operating Expenses	48,834	59,485

Gain arising on frequency coordination	10,000	—

Operating Income	19,402	1,419
Interest expense, net	19,103	16,049
Amortization of debt issuance costs arising from mandatory repayment of term loan upon change-in-control	—	7,442

Income (Loss) Before Income Tax Expense (Benefit)	299	(22,072)
Income tax expense (benefit)	99	(6,192)
Net Income (Loss)	$200	$(15,880)

See notes to condensed consolidated financial statements.

NEW SKIES SATELLITES B.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands of U.S. dollars)

	Three Months Ended March 31
	2005	2006
Cash flows from operating activities:
Net income (loss)	$200	$(15,880)
Adjustments for non-cash items:
Depreciation and amortization	23,503	23,470
Deferred taxes	102	(6,877)
Stock-based compensation expense, net of cash settlements	3,534	1,597
Amortization of debt issuance costs	4,493	8,209
Non-cash interest on shareholder loans	4,338	5,013
Changes in operating assets and liabilities:
Trade receivables	(1,424)	(881)
Prepaid expenses and other assets	(1,874)	3,072
Accounts payable and accrued liabilities	(1,065)	(3,098)
Accrued interest	8,105	4,540
Income taxes payable	(1,339)	(35)
Other liabilities	(957)	(2,800)
Net Cash Provided by Operating Activities	37,616	16,330

Cash flows from investing activities:
Payments for communication, plant and other property	(2,549)	(1,378)
Reimbursement of NSS-8 construction costs	168,000	—
Increase in restricted cash	(30,000)	—

Net Cash Provided by (Used in) Investing Activities	135,451	(1,378)

Cash flows from financing activities:
Satellite performance incentives	(1,648)	(1,062)
Repayments of senior long-term debt	(88,840)	(153,560)
Borrowings under shareholder loans	—	160,728
Payments under shareholder loans	(88,500)	(15,301)
Net Cash Used in Financing Activities	(178,988)	(9,195)
Effect of exchange rate differences	(20)	3
Net increase in cash and cash equivalents	(5,941)	5,760
Cash and cash equivalents, beginning of period	37,958	15,778
Cash and cash equivalents, end of period	$32,107	$21,538

See notes to condensed consolidated financial statements.

NEW SKIES SATELLITES B.V. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.     BASIS OF PRESENTATION

References made to the “Company” or “New Skies” shall mean New Skies Satellites N.V. and its subsidiaries for the period up to and including November 1, 2004 and New Skies Satellites B.V. and its subsidiaries for periods thereafter.

New Skies Satellites B.V. was formed on September 7, 2004 as a corporation organized under the laws of the Netherlands. The Company is currently controlled by SES Global S.A. and affiliates.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and include all adjustments, which are of a normal recurring nature, that management considers necessary for a fair statement of the Company’s consolidated financial position and results of operations for the interim periods presented. The results of operations for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The condensed consolidated balance sheet at December 31, 2005 has been derived from the  consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s consolidated financial statements for the year ended December 31, 2005.

2.     DESCRIPTION OF BUSINESS

Acquisition of New Skies Satellites N.V.

New Skies Satellites B.V. purchased substantially all of the assets and liabilities of New Skies Satellites N.V. on November 2, 2004. New Skies Satellites B.V. acquired these assets and liabilities for cash consideration of $958.0 million and direct acquisition costs of $24.8 million, for a total purchase price of $982.8 million.

During the three month period ended September 30, 2005, New Skies Satellites B.V. finalized the purchase price allocation to the assets and liabilities acquired, based on the results of an independent valuation study. The following table provides a breakdown of the fair values assigned to the assets acquired and liabilities assumed at the date of Acquisition (in thousands of U.S. dollars):

Cash and cash equivalents	$121,014
Trade receivables	44,406
Prepaid and other expenses	5,849
Communications, plant and other property	881,067
Intangible assets	28,505
Deferred tax assets	1,680
Accounts payable and accrued liabilities	(23,985)
Income taxes payable	(20,182)
Deferred revenues and other liabilities	(14,861)
Satellite performance incentives	(40,738)
Total	$982,755

In connection with the Acquisition, the investment funds affiliated with the Blackstone Group contributed $153.0 million in the form of preferred equity certificates and $8.5 million in the form of convertible preferred equity certificates in New Skies Investments S.a.r.l. (See Note 8). In addition, New Skies Satellites B.V. entered into senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility, issued $160.0 million aggregate principal amount of Floating Rate Notes due 2011 and issued $125.0 million aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012 to fund the Acquisition (see Note 8). Immediately preceding the Initial Public Offering (“NSS IPO”) of New Skies Satellites Holdings Ltd. (“Holdings”), Holdings performed an internal restructuring pursuant to which pre-existing shareholders indirectly contributed 100 percent of the equity, preferred certificates and convertible preferred equity certificates of New Skies Investments S.a.r.l. to New Skies Satellites Holdings Ltd. Due to this reorganization, the investment funds and management became owners of 100% of the equity of Holdings. As a result, New Skies Investments S.a.r.l., New Skies Holding B.V. and New Skies Satellites B.V. became indirect wholly-owned subsidiaries of New Skies Satellites Holdings Ltd.

Prepayment of Credit Facility and Shareholder Loans

In the first quarter of 2005, New Skies Satellites B.V. entered into an amended agreement for NSS-8, pursuant to which the manufacturer refunded to New Skies Satellites B.V. all construction payments that had been made to date. In February 2005, New Skies Satellites B.V. used this refund, along with cash-on-hand, to pay down $88.8 million under its term loan facility and to make an indirect repayment of $88.0 million of the preferred equity certificates held by the existing shareholders of New Skies Investments S.a.r.l.

In connection with the NSS IPO, the Company also amended the terms of the Subordinated Shareholder PIK Loans to provide for the option to make payments of principal and interest in cash or in-kind in order to accommodate the payment of dividends by the Company to Holdings, which allowed Holdings to pay dividends to its shareholders following the NSS IPO.

In March 2006, SES Global S.A. and affiliates completed the acquisition of Holdings by way of a merger under Bermuda law. As a consequence of this change-in-control, the term loan was repaid in full from proceeds of subordinated shareholder loans.

Initial Public Offering

On May 13, 2005, Holdings completed the sale of 11.9 million newly issued ordinary shares, equivalent to approximately 37% of the total issued and outstanding ordinary shares, in an initial public offering. Holdings also sold an additional 1.8 million shares on May 27, 2005 pursuant to the underwriters’ over-allotment option. The principal asset of Holdings, which is a holding company and has no direct operations, is its equity interest in New Skies Satellites B.V.

Holdings provided New Skies Satellites B.V. with $137.3 million of the NSS IPO net proceeds by way of an indirect shareholder loan. New Skies Satellites B.V. used $131.2 million of these funds, together with $11.4 million of cash-on-hand, to repay $142.6 million of the term loan facility and the remaining $6.1 million of these funds to pay a fee to Blackstone Management Partners IV L.L.C. in connection with the termination of the transaction and monitoring fee agreement.

Prior to the consummation of the NSS IPO, Holdings completed an internal restructuring pursuant to which the investment funds and management contributed 100% of the equity, preferred equity certificates and convertible preferred equity certificates of New Skies Investments S.a.r.l. (our previous ultimate holding company) to Holdings. Due to this reorganization, the investment funds and management became owners of 100% of the equity of Holdings. As a result, New Skies Investments S.a.r.l., New Skies Holding B.V. and the Company became indirect wholly-owned subsidiaries of Holdings.

In connection with the NSS IPO, Holdings granted options to some of New Skies Satellites B.V.’s employees, including its senior executives, to purchase shares of its common stock. See Note 9.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are summarized in its consolidated financial statements for the year ended December 31, 2005. There have been no material changes to the Company’s significant accounting policies since that date.

4.     COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net income (loss) and translation adjustments that were recognized directly in equity. Translation adjustments of $(0.1) million and $0.0 million for the three months ended March 31, 2005 and 2006, respectively, were incurred and consequently, comprehensive income (loss) in these periods is equal to $0.1 million and $(15.9) million in the three month periods ended March 31, 2005 and 2006, respectively.

5.     CONTRACTUAL COMMITMENTS

In further development and operation of the Company’s global commercial communications satellite system, significant additional expenditures are anticipated. At March 31, 2006, New Skies Satellites B.V. had a contract for the construction, development and launch of the NSS-8 satellite with future committed payments on this program. Such commitments (“satellite incentives”) totalled $383.9 million at March 31, 2006, including interest that will be accrued thereon, that are scheduled to fall due over the anticipated operating life of this satellite, to the extent that the satellite operates successfully throughout its contractual design life.

The Company has recorded a liability of $5.1 million at March 31, 2006 representing the present value, at a weighted average discount rate of approximately 8%, for incentive payments on the NSS-5, NSS-703 and NSS-806 satellites. Incentive payments of $1.9 million, $1.8 million, $0.9 million, $0.5 million and $0.4 million are due for the nine months ending December 31, 2006 and for the years ending 2007, 2008, 2009 and 2010, respectively.

Additionally, the Company has recorded a liability of $28.6 million at March 31, 2006 representing incentive payments, before interest, on the NSS-6 and NSS-7 satellites requiring payments of $2.6 million in the nine month period ending December 31, 2006, $3.5 million in each of the four subsequent years ending December 31, 2010 and $13.9 million in the years thereafter. A variable interest charge equivalent to LIBOR plus 1% on the outstanding principal will also be incurred on these payments.

6.     INCOME TAXES

New Skies Satellites B.V. has yet to conclude its discussions with the Dutch tax authorities regarding the final tax obligation of its Predecessor, New Skies Satellites N.V. Such obligation was a liability assumed by New Skies Satellites B.V. in connection with the Acquisition, and accordingly, New Skies Satellites B.V. recorded a provision for income tax liabilities of $20.0 million at the date of Acquisition. The Company believes that this adequately covers the liability assumed with respect to the predecessor’s tax liability.

Certain countries within which the Company operates have sought to impose withholding taxes or income taxes on payments from customers in those countries, notwithstanding the existence of tax treaties that the Company believes do not permit the imposition of such taxes. In particular, the Government of India has characterized payments made by Indian-based customers and certain payments made by non-resident customers in India as “royalty payments”. The Government of India has assessed taxes on these payments for the period April 1999 to March 2003 and may in the future assess taxes on these payments for subsequent periods. New Skies Satellites B.V. has appealed the assessment in accordance with applicable procedures for handling disputed tax assessments. However, the Company believes it is probable that a loss has been incurred and New Skies Satellites B.V. has recorded an accrual totaling $7.7 million as of March 31, 2006, representing management’s best estimate of the amount of the withholding tax obligations that have accrued through March 31, 2006. As part of this on-going process a further hearing is scheduled for the second quarter of 2006, after which the Company will be better able to assess the amount of taxes, interest and other penalties that may ultimately fall due.

7.     FINANCING ARRANGEMENTS

Senior long-term debt consisted of the following (in thousands of U.S. dollars):

	December 31, 2005	March 31, 2006
Senior Secured Credit Facilities	$153,560	$—
Senior Floating Rate Notes due 2011	160,000	160,000
9 1/8% Senior Subordinated Notes due 2012	125,000	125,000
Total senior long-term debt	$438,560	$285,000

In addition, at December 31, 2005 New Skies Satellites B.V. had $125.0 million available under its revolving credit facility against which $2.0 million of standby letters of credit had been drawn.

Senior Secured Credit Facilities

Concurrent with the consummation of the Acquisition, New Skies Satellites B.V. entered into senior secured credit facilities consisting of a $460.0 million senior secured term loan facility that matures in May 2011 and a $75.0 million senior secured revolving credit facility that matures in November 2010. During the first half of 2005, New Skies Satellites B.V. prepaid $256.4 million of the term loan borrowings and entered into an amendment to the credit facilities that, among other things, increased the revolving credit facility to $125.0 million. During the three month period ended March 31, 2006, as a consequence of the change-in-control arising from the acquisition of Holdings by SES Global and affiliates New Skies Satellites B.V. prepaid all amounts outstanding under the senior secured credit facility, at which time the facility was terminated.

Senior Floating Rate Notes due 2011

In connection with the Acquisition, New Skies Satellites B.V. issued $160.0 million aggregate principal amount of Senior Floating Rate Notes due 2011. The notes bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 5⅛%. The notes rank equally in right of payment to all existing and future senior indebtedness; rank senior in right of payment to all the Company’s existing and future senior subordinated indebtedness and subordinated indebtedness and rank subordinated in right of payment to the Company’s secured indebtedness. Early redemption is permitted without penalty on or after November 1, 2006. Redemption prior to this date is subject to a reducing premium of a maximum of 2% of the principal amount. The notes are subject to customary covenant requirements and restrictions. On July 9, 2005, New Skies Satellites B.V. concluded an exchange offer pursuant to which all outstanding Senior Floating Rate Notes due 2011 were exchanged for Senior Floating Rate Notes due 2011 that have been registered under the Securities Act of 1933. At March 31, 2006, the $160.0 million of outstanding notes bore an interest rate of approximately 9.6% per annum.

9 ⅛% Senior Subordinated Notes due 2012

In connection with the Acquisition, New Skies Satellites B.V. issued $125.0 million aggregate principal amount of 9⅛% Senior Subordinated Notes due 2012. The notes rank junior in right of payment to all existing and future senior indebtedness; rank equal in right of payment to all the Company’s existing and future senior subordinated indebtedness and rank subordinated in right of payment to the Company’s secured indebtedness. Early redemption is permitted without penalty on or after November 1, 2007. Redemption prior to this date is subject to a reducing premium of a maximum of 4.6% of the principal amount. The notes are subject to customary covenant requirements and restrictions. On July 9, 2005, New Skies Satellites B.V. concluded an exchange offer pursuant to which all outstanding Senior Subordinated Notes due 2012 were exchanged for Senior Subordinated Notes due 2012 that been registered under the Securities Act of 1933. At March 31, 2006, all $125.0 million of issued notes were outstanding.

8.     SUBORDINATED SHAREHOLDER LOANS

In connection with the Acquisition, the Company received a loan with a $153.0 million aggregate principal amount (“Subordinated shareholder PIK loan”) from New Skies Investment S.a.r.l., the Company’s direct parent at that time. Interest accrues at the rate of 11.5% per annum on a cumulative basis, payable on maturity on April 1, 2014. The loan is subordinated to all current and future indebtedness of the Company. At March 31, 2006, $178.8 million of this Subordinated shareholder PIK loan including accrued interest was outstanding and following the re-organization outlined in Note 2 above, is now indirectly due to Holdings.

In addition, at March 31, 2006, $172.5 million of other subordinated shareholder loans, including accrued interest, were outstanding. These comprised $148.3 million, including accrued interest thereon, that was indirectly due from Holdings following a $88.5 million distribution made out of the proceeds of the NSS-8 refund and expenses paid on behalf of Holdings together with accrued interest offset by indirectly received loans totaling $160.0 million from Holdings, including interest accrued thereon, primarily from the proceeds generated from the NSS IPO and $160.7 million from SES Global and affiliates. These funds were used, in part, to repay New Skies Satellites B.V.’s senior long term credit facility and the fee arising from the termination of the monitoring agreement with Blackstone Management Partners IV L.L.C. The $160.7 million of subordinated shareholder loans due to SES Global and affiliates mature at various dates between September 2006 and March 2007 and accrue interest at a weighted average rate of 6.8% per annum. The other subordinated shareholder loans all mature on December 31, 2014 and accrue interest at the rate of 11.5% per annum on a cumulative basis.

9.     STOCK-BASED COMPENSATION

In conjunction with the NSS IPO, the underwriters’ decision to exercise their overallotment option and the dividend distributions that were subsequently made by Holdings through March 30, 2006, Holdings granted a total of 2,109,456 options to our employees to acquire shares of Holdings’ common stock during 2005 pursuant to the Company’s Stock Incentive Plan. The aggregate stock-based compensation associated with these awards of $29.3 million, reflects the estimated fair value of the options at the date of grant less actual forfeitures. This equity-based compensation was being recognized as an operating expense over the vesting period of the options. However, due to the closing of the SES Global amalgamation transaction agreement, a change-in-control occurred and all then outstanding options became fully vested and were immediately exercised.

Stock-based compensation expense for the three month period ended March 31, 2006 under the Stock Incentive Plan was $16.7 million, of which $15.0 million was associated with the acceleration of vesting of all outstanding options upon the change-in-control. This compared to $3.5 million in the same period last year. The stock-based compensation costs noted above increased our operating expenses for the three month period ended March 31, 2006 by $13.2 million compared to the same period in 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW SKIES SATELLITES B.V.

/S/ DANIEL S. GOLDBERG
Daniel S. Goldberg
Chief Executive Officer

Date: May 15, 2006